March 19, 2007

Room 4561

Mr. Gary C. Kaufman
Executive Vice President, Finance and Administration
and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046

   Re: **Micros Systems, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2006
      Filed September 13, 2006
      Form 8-K Filed January 29, 2007
      File No. 000-09993

Dear Mr. Kaufman:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Mark Kronforst
          Accounting Branch Chief